Exhibit 99.5

Reconciliation to United States GAAP of

TEMBEC INC.

Years ended September 24, 2011 and September 25, 2010

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 24, 2011 and September 25, 2010, the consolidated statements of operations and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 24, 2011 and September 25, 2010 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Other Matter

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.4 entitled "Reconciliation to United States GAAP" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Chartered Accountants

Montreal, Canada
November 29, 2011

* CA Auditor permit no. 14114

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

1.	Reconciliation to U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. This reconciliation of Canadian GAAP to U.S. GAAP should be read in conjunction with the consolidated financial statements of the Company for the year ended September 24, 2011. Material differences are quantified and described below.

1.1	If U.S. GAAP were applied, the net earnings (loss) would be adjusted as follows:

	Sept. 24,	Sept. 25,
	2011	2010

Net earnings (loss) under Canadian GAAP	$(3)	$52

Adjustments:
Non-controlling interest (f)	-	2
Pension and other benefit plans (b)	3	4
Warrants (c)	4	(3)
Tax effect on U.S. GAAP adjustments and income tax difference (a)	-	-

Net earnings under U.S. GAAP	$4	$55

Net earnings attributable to:
Shareholders of the Company	$4	$53
Non-controlling interest (f)	$-	$2

Basic and diluted earnings in dollars per share attributable to the shareholders of the Company	$0.04	$0.53

1.2	The effect of the adjustments on the consolidated statement of comprehensive income (loss) is as follows:

	Sept. 24,	Sept. 25,
	2011	2010
Net earnings under U.S. GAAP	$4	$55

Pension and other benefit plans (b)	(72)	(47)
Income tax on pension and other benefit plans (a) (b)	(1)	-

Comprehensive income (loss) under U.S. GAAP	$(69)	$8
Comprehensive income (loss) attributable to:
Shareholders of the Company	$(69)	$6
Non-controlling interest (f)	$-	$2

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

1.	Reconciliation to U.S. GAAP (continued)

1.3	Changes in consolidated shareholders’ equity under U.S. GAAP

The application of U.S. GAAP would have had the following effects on the consolidated shareholders’ equity:

	Sept. 24,	Sept. 25,
	2011	2010

Total consolidated shareholders' equity under Canadian GAAP	$362	$365

Adjustments:
Current year income adjustments (note 1.1)	7	1
Accumulated other comprehensive income adjustments (note 1.4)	(138)	(65)
Adjustment to contributed surplus for future tax benefits (a)	(5)	(5)
Warrants (c)	(6)	(6)
Adjustment resulting from a change in accounting policies for defined benefit plan (b)	(4)	(4)
Cumulative prior year's net income U.S. GAAP adjustments	11	10
Total consolidated shareholders' equity under U.S. GAAP	$227	$296

1.4	Accumulated comprehensive income (loss)

	Sept. 24,	Sept. 25,
	2011	2010
Accumulated other comprehensive income (loss) as per Canadian GAAP	$-	$-
Pension and other post-retirement benefits, net of income taxes (b)	(138)	(65)
Accumulated other comprehensive loss per U.S. GAAP	$(138)	$(65)

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

1.	Reconciliation to U.S. GAAP (continued)

	1.5	The cumulative effect of the adjustments on the consolidated assets, liabilities, and shareholders’ equity is as follows:

	September 24, 2011
	Canadian	U.S. GAAP
	GAAP	adjustments	U.S. GAAP

Current assets	$554	$-	$554
Fixed assets	493	-	493
Other assets (b) (e)	44	(2)	42
Future income tax (a)	16	(1)	15

Total assets	$1,107	$(3)	$1,104

Current liabilities	286	-	286
Long-term debt (e)	271	13	284
Other long-term liabilities (b) (c)	188	119	307

Total liabilities	$745	$132	$877
Shareholders' equity	$362	$(135)	$227

	September 25, 2010
	Canadian	U.S. GAAP
	GAAP	adjustments	U.S. GAAP

Current assets	$545	$-	$545
Fixed assets	498	-	498
Other assets (b) (e)	34	8	42
Future income tax (a)	27	-	27

Total assets	$1,104	$8	$1,112

Current liabilities	259	-	259
Long-term debt (e)	271	13	284
Other long-term liabilities (b) (c)	209	64	273

Total liabilities	$739	$77	$816
Shareholders' equity	$365	$(69)	$296

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

1.	Reconciliation to U.S. GAAP (continued)

1.6	Explanations of main adjustments

(a)	Income taxes

Under Canadian GAAP, the benefit of future income tax assets that existed at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to zero any remaining intangible assets (on a pro-rata basis) that were recorded under fresh start accounting, with any remaining amount as a credit to the contributed surplus. Under U. S. GAAP, the unrecognized benefit of future income tax assets that existed at fresh start would be recognized first to reduce any goodwill and then other intangibles to zero, with any remaining amount taken into income. For the year ended September 26, 2009, an amount of $5 million that was recorded in contributed surplus under Canadian GAAP was reclassified in income tax expense under U.S. GAAP.

The tax effect of other reconciling items is also included under this caption.

(b)	Pension liabilities

U. S. GAAP requires the recognition in the balance sheet of the over or unfunded positions of defined benefit pension plans and other future benefit plans, along with a corresponding non- cash adjustment, which is recorded in the accumulated other comprehensive income (loss) at each measurement date.

Under Canadian GAAP, a company does not recognize the over or unfunded positions; thus, creating differences in the amount of pension and other benefit plan liabilities and accumulated other comprehensive income (loss) reported in the balance sheets at the various reporting dates.

For the year ended September 26, 2009, the Company adopted the measurement date provisions of ASC 715, Compensation-Retirement Benefits, which requires measuring defined benefit pension plans and other employee future defined benefit plans as of the date of our fiscal year end instead of the June 30 measurement date the Company had used historically. The Company elected to use the second alternative method of transition and recorded an increase of $4 million in the opening balance of the deficit, representing the estimated periodic pension and other benefit plans covering the period from July 1, 2008 to September 27, 2008.

Under Canadian GAAP, the Company continued to use June 30 as its measurement date.

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

1.	Reconciliation to U.S. GAAP (continued)

	1.6	Explanations of main adjustments (continued)

		(c)	Warrants

Under Canadian GAAP, the warrants are recorded in shareholders’ equity at their initial fair value of $6 million and are not remeasured. Under U.S. GAAP, the warrants are considered to be freestanding derivative instruments. The warrants are remeasured to fair value each period with changes in fair value recorded to income under U.S. GAAP. In the year ended September 24, 2011, the Company recorded a gain of $4 million (loss of $3 million for the year ended September 25, 2010) to record the change in fair value of the warrants. In fiscal 2011, the negligible fair value of the warrants (2010 - $4 million) is presented in other long-term liabilities and credits under U.S. GAAP. The fair value of this Level 1 financial liability was based on their quoted price on the Toronto Stock Exchange.

		(d)	Consolidated statements of cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP. The subtotal for non-cash adjustment in operating activities under Canadian GAAP would not be presented under U.S. GAAP.

		(e)	Debt financing costs

Under U.S. GAAP, transaction fees and debt financing cost are capitalized as an asset and amortized over the term of the debt. Canadian GAAP requires these fees to be deducted from the amortized cost of the debt. At September 24, 2011 and September 25, 2010, debt financing costs of $13 million, which are recorded as a reduction of long-term debt for Canadian GAAP purposes, were reclassified as “Other assets” in the U.S. GAAP consolidated balance sheet.

		(f)	Non-controlling interest

Under Canadian GAAP, net earnings and other comprehensive income exclude amounts attributable to the non-controlling interest. Under U.S. GAAP, these amounts are included in net earnings and other comprehensive income. Also under U.S. GAAP, non-controlling interest in subsidiaries is presented in the balance sheet as a separate component of equity.

2.	Supplemental condensed consolidating financial information

The following supplemental condensed consolidating financial information, which has been prepared in accordance with U.S. GAAP, reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method. The supplemental condensed consolidating financial information would differ from that disclosed under Canadian GAAP by the amounts described previously.

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.1	Condensed consolidated balance sheet under U.S. GAAP

				September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	adjustments	Consolidated
Assets
Current assets:
Cash and cash equivalents	$-	$-	$40	$59	$-	$99
Cash held in trust	-	-	-	6	-	6
Accounts receivable	35	299	140	49	(341)	182
Inventories	-	-	232	29	-	261
Prepaid expenses	-	1	5	-	-	6
	35	300	417	143	(341)	554
Investments	198	562	-	-	(760)	-
Fixed assets	-	5	389	99	-	493
Other assets	-	38	1	3	-	42
Future income taxes	1	-	-	14	-	15
	$234	$905	$807	$259	$(1,101)	$1,104

Liabilities and Shareholders' Equity
Current liabilities:
Operating bank loans	$-	$-	$-	$6	$-	$6
Accounts payable and accrued charges	-	194	319	88	(347)	254
Interest payable	-	8	-	-	-	8
Current portion of long-term debt	5	-	-	13	-	18
	5	202	319	107	(347)	286
Long-term debt	2	262	-	26	(6)	284
Other long-term liabilities and credits	-	173	92	42	-	307
Future income taxes	-	61	(60)	(1)	-	-

Shareholders' equity:
Share capital	564	555	668	34	(1,257)	564
Accumulated other comprehensive income (loss)	(138)	(138)	(59)	(30)	227	(138)
Retained earnings (deficit)	(199)	(210)	(153)	81	282	(199)
	227	207	456	85	(748)	227
	$234	$905	$807	$259	$(1,101)	$1,104

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.1	Condensed consolidated balance sheet under U.S. GAAP (continued)

				September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	adjustments	Consolidated
Assets
Current assets:
Cash and cash equivalents	$-	$1	$24	$43	$-	$68
Cash held in trust	-	-	-	6	-	6
Accounts receivable	38	350	175	41	(395)	209
Inventories	-	-	231	24	-	255
Prepaid expenses	-	1	5	1	-	7
	38	352	435	115	(395)	545
Investments	272	515	-	-	(787)	-
Fixed assets	-	5	404	89	-	498
Other assets	-	39	2	1	-	42
Future income taxes	1	-	-	26	-	27
	$311	$911	$841	$231	$(1,182)	$1,112

Liabilities and Shareholders' Equity
Current liabilities:
Operating bank loans	$-	$-	$-	$1	$-	$1
Accounts payable and accrued charges	-	173	305	157	(394)	241
Interest payable	-	-	-	-	-	-
Current portion of long-term debt	5	-	-	12	-	17
	5	173	305	170	(394)	259
Long-term debt	6	261	-	23	(6)	284
Other long-term liabilities and credits	4	147	77	45	-	273
Future income taxes	-	54	(53)	(1)	-	-

Shareholders' equity:
Share capital	564	551	669	(27)	(1,193)	564
Accumulated other comprehensive income (loss)	(65)	(65)	(33)	(19)	117	(65)
Retained earnings (deficit)	(203)	(210)	(124)	40	294	(203)
	296	276	512	(6)	(782)	296
	$311	$911	$841	$231	$(1,182)	$1,112

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.2	Condensed consolidated statements of operations and deficit under U.S. GAAP

				Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$3	$1,503	$255	$(18)	$1,743
Freight and other deductions	-	-	224	19	(6)	237
Lumber export taxes	-	-	13	-	-	13
Cost of sales	-	-	1,175	159	(12)	1,322
Selling, general and administrative	(1)	9	56	7	-	71
Share-based compensation	-	2	-	-	-	2
Depreciation and amortization	-	1	38	6	-	45
Other items	-	4	4	(7)	-	1
Operating earnings (loss)	1	(13)	(7)	71	-	52

Interest, foreign exchange and other	(4)	1	29	2	-	28
Exchange loss (gain) on long-term debt	-	1	-	-	-	1
Earnings (loss) before income taxe	5	(15)	(36)	69	-	23
Income tax expense (recovery)	-	7	(7)	19	-	19
Share of results of significantly influenced companies	1	(22)	-	-	21	-
Net earnings (loss)	4	-	(29)	50	(21)	4
Net earnings attributable to non-controlling interest	-	-	-	-	-	-
Net earnings (loss) attributable to the Company	4	-	(29)	50	(21)	4

Wind-up of subsidiary	-	-	-	(9)	9	-
Retained earnings (deficit), beginning of period	(203)	(210)	(124)	40	294	(203)

Retained earnings (deficit), end of period	$(199)	$(210)	$(153)	$81	$282	$(199)

Basic and diluted earnings (loss) in dollars per share						$0.04

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.2	Condensed consolidated statements of operations and deficit under U.S. GAAP (continued)

				Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$1	$1,484	$409	$(17)	$1,877
Freight and other deductions	-	-	210	30	(6)	234
Lumber export taxes	-	-	10	-	-	10
Cost of sales	-	(2)	1,131	305	(11)	1,423
Selling, general and administrative	-	7	58	10	-	75
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	43	13	-	56
Other items	-	19	6	(13)	-	12
Operating earnings (loss)	-	(23)	26	64	-	67

Interest, foreign exchange and other	4	35	31	(16)	-	54
Exchange loss (gain) on long-term debt	-	(19)	-	(8)	-	(27)
Earnings (loss) before income taxe	(4)	(39)	(5)	88	-	40
Income tax expense (recovery)	(1)	15	(15)	(14)	-	(15)
Share of results of significantly influenced companies	(56)	(102)	-	-	158	-
Net earnings (loss)	53	48	10	102	(158)	55
Net earnings attributable to non-controlling interest	-	-	-	2	-	2
Net earnings (loss) attributable to the Company	53	48	10	100	(158)	53

Wind-up of subsidiary	-	-	-	-	-	-
Deficit, beginning of period	(256)	(258)	(134)	(60)	452	(256)

Retained earnings (deficit), end of period	$(203)	$(210)	$(124)	$40	$294	$(203)

Basic and diluted earnings (loss) in dollars per share						$0.53

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.3	Condensed consolidated statements of cash flows under U.S. GAAP

				Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flow s from operating activities:
Net earnings (loss)	$4	$-	$(29)	$50	$(21)	$4
Adjustments for:
Depreciation and amortization	-	1	38	6	-	45
Unrealized foreign exchange and other	(4)	-	-	(2)	-	(6)
Exchange loss (gain) on long-term debt	-	1	-	-	-	1
Future income tax expense (recovery)	-	7	(7)	11	-	11
Other items	-	-	(3)	(8)	-	(11)
Excess cash contributions over pension expense	-	(9)	(9)	(5)	-	(23)
Share of results of significantly influenced companies	1	(22)	-	-	21	-
Other	-	1	(2)	-	-	(1)
	1	(21)	(12)	52	-	20
Changes in non-cash working capital:
Accounts receivable	3	25	43	(38)	-	33
Inventories	-	-	(2)	(4)	-	(6)
Prepaid expenses	-	-	-	1	-	1
Accounts payable, accrued charges and interest payable	-	(8)	12	17	-	21
	3	17	53	(24)	-	49
	4	(4)	41	28	-	69
Cash flow s from investing activities:
Additions to fixed assets	-	-	(37)	(18)	-	(55)
Proceeds on land sales and other	-	-	17	-	-	17
Proceeds on sale of French mills	-	-	-	-	-	-
Other	-	4	(5)	(4)	-	(5)
	-	4	(25)	(22)	-	(43)
Cash flow s from financing activities:
Change in operating bank loans	-	-	-	5	-	5
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	8	-	8
Repayments of long-term debt	(4)	-	-	(4)	-	(8)
Change in other long-term liabilities	-	(2)	-	1	-	(1)
Other	-	1	-	-	-	1
	(4)	(1)	-	10	-	5
Net increase (decrease) in cash and cash equivalents	-	(1)	16	16	-	31
Cash and cash equivalents, beginning of period	-	1	24	43	-	68

Cash and cash equivalents, end of period	$-	$-	$40	$59	$-	$99

Supplemental information:
Interest paid						$25
Income tax paid						$1

TEMBEC INC.
Reconciliation to United States GAAP

Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

2.	Supplemental condensed consolidating financial information (continued)

2.3	Condensed consolidated statements of cash flows under U.S. GAAP (continued)

				Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$53	$48	$10	$100	$(158)	$53
Adjustments for:
Depreciation and amortization	-	-	43	13	-	56
Unrealized foreign exchange and other	3	1	-	(2)	-	2
Exchange loss (gain) on long-term debt	-	(19)	-	(8)	-	(27)
Future income tax expense (recovery)	-	15	(15)	(15)	-	(15)
Other items	-	19	6	(13)	-	12
Excess cash contributions over pension expense	-	(11)	(4)	(9)	-	(24)
Share of results of significantly influenced companies	(56)	(102)	-	-	158	-
Other	-	(1)	(1)	3	-	1
	-	(50)	39	69	-	58
Changes in non-cash working capital:
Accounts receivable	4	97	(37)	(105)	-	(41)
Inventories	-	-	12	4	-	16
Prepaid expenses	-	-	5	-	-	5
Accounts payable, accrued charges and interest payable	-	(3)	34	9	-	40
	4	94	14	(92)	-	20
	4	44	53	(23)	-	78
Cash flow s from investing activities:
Additions to fixed assets	-	-	(18)	(7)	-	(25)
Proceeds on land sales and other	-	3	2	2	-	7
Proceeds on sale of French mills	-	-	-	86	-	86
Other	-	-	2	(3)	-	(1)
	-	3	(14)	78	-	67
Cash flow s from financing activities:
Change in operating bank loans	-	-	(96)	(21)	-	(117)
Cash held in trust	-	-	-	(6)	-	(6)
Increase in long-term debt	-	263	-	9	-	272
Repayments of long-term debt	(4)	(309)	-	(5)	-	(318)
Change in other long-term liabilities	-	-	1	1	-	2
Other	-	(14)	(3)	2	-	(15)
	(4)	(60)	(98)	(20)	-	(182)
Net increase (decrease) in cash and cash equivalents	-	(13)	(59)	35	-	(37)
Cash and cash equivalents, beginning of period	-	14	83	8	-	105

Cash and cash equivalents, end of period	$-	$1	$24	$43	$-	$68

Supplemental information:
Interest paid						$29
Income tax paid						$-